Exhibit 99.1

December 20, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of SEBI (LODR) Regulations, 2015

Pursuant to regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find attached a press release and intimation for your records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: as above

Wipro to Acquire Edgile to Strengthen its Leadership in Strategic Cybersecurity Services

Acquisition will address fast-growing demand for cybersecurity consulting among Global 2000 enterprises

Bangalore, India, New York and Austin, USA – December 20, 2021, Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced it has signed an agreement to acquire Austin, Texas headquartered Edgile, a transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity.

Edgile is recognized by security and risk leaders for its unique business-aligned cybersecurity capability, deep understanding of the changing regulatory environment and enabling cloud transformations that help secure the modern enterprise. In addition, the company’s “strategy-first” approach and “Quick Start” solutions will allow the combined entity to deliver enhanced value in strategic cybersecurity services.

Together, Wipro and Edgile will develop Wipro CyberTransform™, an integrated suite that will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, Wipro CyberTransform™ will enable organizations to accelerate their digital transformation and operate in virtual, digital supply chains — all in a highly secure manner.

Tony Buffomante, Senior Vice President & Global Head – Cybersecurity & Risk Services, Wipro Limited, said, “Adding Edgile’s strategic consulting capabilities and launching Wipro CyberTransform™ are significant milestones on our journey to becoming the trusted partner to security leaders and boardroom stakeholders. I see the team blending very well with Wipro’s CyberSecurists to deliver transformational cybersecurity on a global scale.”

Don Elledge, Chief Executive Officer, Edgile, said, “We are immensely thrilled to join Wipro, a company we admire for its values and deep technology capabilities. Our collective full spectrum of cybersecurity risk consulting and security management capabilities will help our global customers to continue to securely embrace their digital transformation journey and sustain their on-going risk management priorities.”

Earlier this year, Wipro strengthened its cybersecurity business by acquiring Ampion, a leading provider of cybersecurity services in Australia, and the cybersecurity practice at Capco, a leading consultancy in the BFSI sector in Europe and the US. Additionally, through its Wipro Ventures arm, the company continues to invest in innovative cybersecurity start-ups, demonstrating the firm’s strong commitment towards providing industry leading cybersecurity solutions across sectors and regions.

Abry Partners, a minority private equity investor in Edgile, will fully exit its investment in Edgile as a result of this transaction. Piper Sandler acted as financial advisor to Edgile and Stone Key Partners LLC acted as financial advisor to Wipro for the transaction.

The transaction is expected to be completed before March 31, 2022, subject to regulatory approvals and customary closing conditions.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Sony Shetty

Wipro Limited

sony.shetty@wipro.com

About Edgile

Edgile is the trusted leader in cybersecurity transformation and risk services partnering with the world’s leading organizations, including 31% of the Fortune 100 and 20% of the Fortune 500. Our strategy-first model optimizes today’s enterprise journey to the cloud and modernizes identity and security programs through a risk lens and expert compliance knowledge. We secure the modern enterprise by transforming risk into opportunity with solutions that increase business agility and create a competitive advantage for our clients.

Media Contact:

Dan Seyer

CMO

dan.seyer@edgile.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside of Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1	Target Name	Edgile LLC

2	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired	No

3	Industry of Target entity	Cybersecurity Consulting & Implementation Services

4	Acquisition objectives

The acquisition of Edgile will strengthen Wipro’s leadership in Strategic Cybersecurity services.

Edgile’s experienced cybersecurity and risk management professionals will allow Wipro to further enhance its cybersecurity and risk consulting capabilities for the benefit of its customers. In addition, the company’s “strategy-first” approach and “Quick Start” solutions will allow the combined entity to deliver enhanced value in strategic cybersecurity services.

Together, Wipro and Edgile will develop Wipro CyberTransform™, an integrated suite that will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, Wipro CyberTransform™ will enable organizations to accelerate their digital transformation and operate in virtual, digital supply chains — all in a highly secure manner.

5	Government & regulatory Approval required	• Approval by the Committee on Foreign Investment in the United States (“CFIUS”) • Approval by Hart-Scott-Rodino Antitrust in the United States (“HSR”)

6	Time period for completion	The transaction is expected to be completed before March 31, 2022, subject to regulatory approvals and customary closing conditions

7	Nature of consideration	Cash

8	Purchase consideration	US$ 230Mn (USD Two Hundred and Thirty Million)

9	Shares acquired	100%

10	Target Information

Founded in 2001 and headquartered at Austin, USA, Edgile is an information security consulting firm providing professional services, primarily focused on delivering cybersecurity and risk management consulting services to corporations. Edgile is privately held and has an onsite workforce of 182 employees.

Last three years’ reported revenues (year-ended 31 December): $ 33.7 Mn (CY18), $43.2 Mn (CY19), $44.1 Mn (CY20)